                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          CARDIAC PATHWAYS CORPORATION

                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)
                                   0001012367

                                 (CUSIP Number)



           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  MAY 21, 1999

             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g) check the following box [ ]

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following page(s))




                                    1 of 17

CUSIP No.  0001012367                  13D                  Page  2 of  17 Pages


--------------------------------------------------------------------------------
(1)     Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
        Persons
        BankAmerica Ventures
--------------------------------------------------------------------------------
(2)     Check The Appropriate Box If A Member Of A Group                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)     SEC Use Only
--------------------------------------------------------------------------------
(4)     Source Of Funds*
        WC
--------------------------------------------------------------------------------
(5)     Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
        Items 2(d) Or 2(e):                                                  [ ]
--------------------------------------------------------------------------------
(6)     Citizenship Or Place Of Organization
        California
--------------------------------------------------------------------------------
Number Of Shares        (7)     Sole Voting Power                        140,000
Beneficially Owned  ------------------------------------------------------------
By Each Reporting       (8)     Shared Voting Power                          -0-
Person With         ------------------------------------------------------------
                        (9)     Sole Dispositive Power
                                                                         140,000
                    ------------------------------------------------------------
                        (10)    Shared Dispositive Power
                                                                             -0-
--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned By Each Reporting Person

        140,000 - See Item 5
--------------------------------------------------------------------------------
(12)    Check If The Aggregate Amount In Row (11) Excludes Certain Shares*   [ ]

--------------------------------------------------------------------------------
(13)    Percent Of Class Represented By Amount In Row (11)

        1.4% - See Item 5
--------------------------------------------------------------------------------
(14)    Type Of Reporting Person

        CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!



                                    2 of 17

CUSIP No.  0001012367                  13D                  Page  3 of  17 Pages


--------------------------------------------------------------------------------
(1)     Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
        Persons
        Morgan Stanley Venture Partners III, L.L.C.
--------------------------------------------------------------------------------
(2)     Check The Appropriate Box If A Member Of A Group                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)     SEC Use Only
--------------------------------------------------------------------------------
(4)     Source Of Funds*
        OO
--------------------------------------------------------------------------------
(5)     Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
        Items 2(d) Or 2(e):                                                  [ ]
--------------------------------------------------------------------------------
(6)     Citizenship Or Place Of Organization
        Delaware
--------------------------------------------------------------------------------
Number Of Shares        (7)     Sole Voting Power                            -0-
Beneficially Owned  ------------------------------------------------------------
By Each Reporting       (8)     Shared Voting Power                      100,000
Person With         ------------------------------------------------------------
                        (9)     Sole Dispositive Power                       -0-
                    ------------------------------------------------------------
                        (10)    Shared Dispositive Power                 100,000
--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned By Each Reporting Person

        100,000 - See Item 5
--------------------------------------------------------------------------------
(12)    Check If The Aggregate Amount In Row (11) Excludes Certain Shares*   [ ]

--------------------------------------------------------------------------------
(13)    Percent Of Class Represented By Amount In Row (11)

        1.0% - See Item 5
--------------------------------------------------------------------------------
(14)    Type Of Reporting Person

        IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!




                                    3 of 17

CUSIP No.  0001012367                  13D                  Page  4 of  17 Pages


--------------------------------------------------------------------------------
(1)     Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
        Persons
        Morgan Stanley Venture Capital III, Inc.
--------------------------------------------------------------------------------
(2)     Check The Appropriate Box If A Member Of A Group                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)     SEC Use Only
--------------------------------------------------------------------------------
(4)     Source Of Funds*
        OO
--------------------------------------------------------------------------------
(5)     Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
        Items 2(d) Or 2(e):                                                  [ ]
--------------------------------------------------------------------------------
(6)     Citizenship Or Place Of Organization
        Delaware
--------------------------------------------------------------------------------
Number Of Shares        (7)     Sole Voting Power                            -0-
Beneficially Owned  ------------------------------------------------------------
By Each Reporting       (8)     Shared Voting Power                      100,000
Person With         ------------------------------------------------------------
                        (9)     Sole Dispositive Power                       -0-
                    ------------------------------------------------------------
                        (10)    Shared Dispositive Power                 100,000
--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned By Each Reporting Person

        100,000 - See Item 5
--------------------------------------------------------------------------------
(12)    Check If The Aggregate Amount In Row (11) Excludes Certain Shares*   [ ]

--------------------------------------------------------------------------------
(13)    Percent Of Class Represented By Amount In Row (11)

        1.0% - See Item 5
--------------------------------------------------------------------------------
(14)    Type Of Reporting Person

        IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!



                                    4 of 17

CUSIP No.  0001012367                  13D                  Page  5 of  17 Pages


--------------------------------------------------------------------------------
(1)     Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
        Persons
        Morgan Stanley Venture Partners III, L.P.
--------------------------------------------------------------------------------
(2)     Check The Appropriate Box If A Member Of A Group                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)     SEC Use Only
--------------------------------------------------------------------------------
(4)     Source Of Funds*
        OO
--------------------------------------------------------------------------------
(5)     Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
        Items 2(d) Or 2(e):                                                  [ ]
--------------------------------------------------------------------------------
(6)     Citizenship Or Place Of Organization
        Delaware
--------------------------------------------------------------------------------
Number Of Shares        (7)     Sole Voting Power                            -0-
Beneficially Owned  ------------------------------------------------------------
By Each Reporting       (8)     Shared Voting Power                       87,731
Person With         ------------------------------------------------------------
                        (9)     Sole Dispositive Power                       -0-
                    ------------------------------------------------------------
                        (10)    Shared Dispositive Power                  87,731
--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned By Each Reporting Person

        87,731 - See Item 5
--------------------------------------------------------------------------------
(12)    Check If The Aggregate Amount In Row (11) Excludes Certain Shares*   [ ]

--------------------------------------------------------------------------------
(13)    Percent Of Class Represented By Amount In Row (11)

        0.9% - See Item 5
--------------------------------------------------------------------------------
(14)    Type Of Reporting Person

        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!




                                    5 of 17

CUSIP No.  0001012367                  13D                  Page  6 of  17 Pages

--------------------------------------------------------------------------------
(1)     Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
        Persons
        Morgan Stanley Venture Investors, III, L.P.
--------------------------------------------------------------------------------
(2)     Check The Appropriate Box If A Member Of A Group                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)     SEC Use Only
--------------------------------------------------------------------------------
(4)     Source Of Funds*
        OO
--------------------------------------------------------------------------------
(5)     Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
        Items 2(d) Or 2(e):                                                  [ ]
--------------------------------------------------------------------------------
(6)     Citizenship Or Place Of Organization
        Delaware
--------------------------------------------------------------------------------
Number Of Shares        (7)     Sole Voting Power                            -0-
Beneficially Owned  ------------------------------------------------------------
By Each Reporting       (8)     Shared Voting Power                        8,424
Person With         ------------------------------------------------------------
                        (9)     Sole Dispositive Power                       -0-
                    ------------------------------------------------------------
                        (10)    Shared Dispositive Power                   8,424
--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned By Each Reporting Person

        8,424 - See Item 5
--------------------------------------------------------------------------------
(12)    Check If The Aggregate Amount In Row (11) Excludes Certain Shares*   [ ]

--------------------------------------------------------------------------------
(13)    Percent Of Class Represented By Amount In Row (11)

        0.08% - See Item 5
--------------------------------------------------------------------------------
(14)    Type Of Reporting Person

        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!




                                    6 of 17

CUSIP No.  0001012367                  13D                  Page  7 of  17 Pages


--------------------------------------------------------------------------------
(1)     Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
        Persons
        The Morgan Stanley Venture Partners Entrepreneur Fund, L.P.
--------------------------------------------------------------------------------
(2)     Check The Appropriate Box If A Member Of A Group                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)     SEC Use Only
--------------------------------------------------------------------------------
(4)     Source Of Funds*
        OO
--------------------------------------------------------------------------------
(5)     Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
        Items 2(d) Or 2(e):                                                  [ ]
--------------------------------------------------------------------------------
(6)     Citizenship Or Place Of Organization
        Delaware
--------------------------------------------------------------------------------
Number Of Shares        (7)     Sole Voting Power                            -0-
Beneficially Owned  ------------------------------------------------------------
By Each Reporting       (8)     Shared Voting Power                        3,846
Person With         ------------------------------------------------------------
                        (9)     Sole Dispositive Power                       -0-
                    ------------------------------------------------------------
                        (10)    Shared Dispositive Power                   3,846
--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned By Each Reporting Person

        3,846 - See Item 5
--------------------------------------------------------------------------------
(12)    Check If The Aggregate Amount In Row (11) Excludes Certain Shares*   [ ]

--------------------------------------------------------------------------------
(13)    Percent Of Class Represented By Amount In Row (11)

        0.04% - See Item 5
--------------------------------------------------------------------------------
(14)    Type Of Reporting Person

        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!



                                    7 of 17

ITEM 1. SECURITY AND ISSUER.

        The class of equity securities to which this statement relates is the Common Stock, $0.001 par value per share, (the "Common Stock") of Cardiac Pathways Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 995 Benecia Avenue, Sunnyvale, California 94086.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) BankAmerica Ventures, a California corporation, (2) Morgan Stanley Venture Partners III, L.L.C., a Delaware Limited Liability Company ("MSVP III, L.L.C."), (3) Morgan Stanley Venture Capital III, Inc., a Delaware corporation, ("MSVC III, Inc."),
(4) Morgan Stanley Venture Partners III, L.P., a Delaware limited partnership,
(5) The Morgan Stanley Venture Partners Entrepreneur Fund, L.P., a Delaware limited partnership, and (6) Morgan Stanley Venture Investors III, L.P. a Delaware limited partnership (Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P., and The Morgan Stanley Venture Partners Entrepreneur Fund, L.P., are collectively referred to as the "MSDW Funds").

        BankAmerica Ventures is a wholly owned subsidiary of Bank of America National Trust and Savings Association, a national banking association existing under the laws of the United States of America ("BANTSA"). The general partner of each of the MSDW Funds is MSVP III L.L.C. The institutional managing member of MSVP III, L.L.C. is MSVC III, Inc., a wholly owned subsidiary of Morgan Stanley Dean Witter & Co.

        (b) The address of the principal business and offices of BankAmerica Ventures is 950 Tower Lane, Suite 700, Foster City, CA 94404. The address of the principal business and offices of BANTSA is 555 California Street, San Francisco, CA 94104.

                The address of the principal business and office of the MSDW Funds, MSVC III, Inc. and MSVP III, L.L.C. is 1221 Avenue of the Americas, New York, New York 10020.

        (c)     Not applicable.

        (d) None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A, B and C attached hereto has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A, B and C attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

        (f)     Not applicable.




                                    8 of 17

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        BankAmerica Ventures is the beneficial owner of warrants to purchase two hundred eighty (280) shares of the Company's Series B Convertible Preferred Stock (the "Series B Preferred"), which shares are convertible at the option of the holder into 280,000 shares of Common Stock. The aggregate exercise price of such warrants is two hundred eighty thousand dollars ($280,000). In the event of the exercise of such warrants, such funds shall be provided by BankAmerica Ventures's capital available for investment.

        The MSDW Funds are the beneficial owner of warrants to purchase two hundred (200) shares of Series B Preferred, which shares are convertible at the option of the holder into 200,000 shares of Common Stock. The aggregate exercise price of such warrants is two hundred thousand dollars ($200,000). In the event of the exercise of such warrants, such funds shall be provided by the MSDW Funds' capital available for investment.

        The State of Wisconsin Investment Board ("SWIB")is the beneficial owner of warrants to purchase one hundred twenty (120) shares of Series B Preferred, which shares are convertible at the option of the holder into one hundred twenty thousand (120,000) shares of Common Stock. The aggregate exercise price of such warrants is one hundred twenty thousand dollars ($120,000).

ITEM 4. PURPOSE OF TRANSACTION.

Bridge Financing. In an effort to raise additional capital, on May 21, 1999, the Company entered into a bridge loan with BankAmerica Ventures, the MSDW Funds, and SWIB (the "Bridge Investors") for an aggregate amount of three million dollars ($3,000,000), pursuant to the terms of that certain Securities Purchase Agreement, dated May 20, 1999, and executed on May 21, 1999 (the "Securities Purchase Agreement") filed as Exhibit 2 hereto (the "Bridge Financing"). The Bridge Investors may increase the amount of the Bridge Financing up to an aggregate of six million dollars ($6,000,000) at their election. The Cardiac Pathways Corporation Senior Convertible Floating Rate Bridge Notes (the "Notes"), filed as Exhibit 3 hereto, issued by the Company in connection with the Bridge Financing are secured by substantially all of the Company's assets pursuant to the terms of that certain Security Agreement, dated May 20, 1999, and executed on May 21, 1999, filed as Exhibit 4 hereto, and accrue interest at a floating rate per annum equal to the sum of the variable rate of interest announced by Silicon Valley Bank as its "prime rate" in effect from time to time, plus 2.00%. The Notes are convertible into shares of Series B Preferred at the rate of $1,000 per share. On May 21, 1999, pursuant to the terms of the Securities Purchase Agreement, the Company issued to each Bridge Investor a warrant, the form of which is filed as Exhibit 5 hereto ("Warrant"), to purchase a number of shares of Series B Preferred equal to the quotient of (a) the aggregate amount of the Notes held by such Bridge Investor multiplied by ten percent (10%); divided by (b) one thousand (1,000) (the "Warrant Coverage"). In the event that the Bridge Investors should choose to lend up to an additional three million dollars ($3,000,000) to the Company, the Company shall issue to the Bridge Investors the same Warrant Coverage on such additional funds, for an aggregate Warrant Coverage of up to three hundred (300) shares of Series B Preferred, convertible into an aggregate of three hundred thousand (300,000) shares of Common Stock. The shares of Common Stock disclosed as being beneficially owned by the Bridge Investors for the purposes of Rule 13d-5(b)(1) and Rule 13d-3 promulgated under the Exchange Act consist of (i) shares issuable upon conversion of Series B Preferred issuable upon exercise of Warrants to purchase an aggregate of three hundred (300) shares of Series B Preferred, convertible into an aggregate of 300,000 Shares of Common Stock, and (ii) 1,755,000 shares of Common Stock currently held by SWIB.

        Purchase Agreement. The Notes and the interest accrued thereon are convertible into shares of Series B Preferred as set forth above in accordance with the terms of the Securities Purchase Agreement and that certain Series B Convertible Preferred Stock Purchase Agreement, filed as Exhibit 6 hereto (the "Purchase Agreement"), dated May 20, 1999, executed May 21, 1999 by and between the Company on the one hand, and the Bridge Investors, Van Wagoner Capital Management, and Thomas Fogarty (currently a director of the Company) on the other hand (collectively, the "Series B Investors"). Under the terms of the Purchase Agreement, upon the satisfaction of certain closing conditions, the Company shall issue and sell up to forty million (40,000,000) shares of Series B Preferred to the Series B Investors for an aggregate purchase price of forty million dollars ($40,000,000), which amounts include the issuance of any shares of Series B Preferred pursuant to the




                                    9 of 17
conversion of the Notes and the interest accrued thereon, but not shares of Series B Preferred issued pursuant to the exercise of Warrants. The Notes and the interest thereon may not be converted into Series B Preferred, nor will shares of Series B Preferred be purchased under the terms of the Purchase Agreement, unless and until the Company's stockholders approve the issuance of such shares, as a result, such shares are not included in shares beneficially owned for the purpose of Rule 13d-3.

        Under the terms of the Purchase Agreement, the Company's existing board of directors shall resign effective upon the closing date of the Purchase Agreement.

        Thomas M. Prescott has been appointed as the Company's new chief executive officer replacing William N. Starling, the Company's former chief executive officer and president. Mr. Prescott was appointed at the recommendation of the Series B Investors in accordance with the terms of the Purchase Agreement.

        The Purchase Agreement provides that the holders of the Series B Preferred shall have the right to nominate three (3) members of the Company's board of directors, two (2) of whom shall be representatives of BankAmerica Ventures and one (1) of whom shall be a representative of Morgan Stanley Venture Partners III, L.P. In the event that the number of the Company's directors exceeds five (5), the holders of the Series B Preferred shall have the right to nominate one (1) additional director. All members of the Company's board of directors nominated by holders of the Series B Preferred shall have the right to be members of all committees of the Company's board of directors. The Company further agrees not to file any proxy or other materials with the Securities and Exchange Commission opposed to the re-election of such persons as directors of the Company unless such director has committed any action giving the stockholders of the Company the right to remove such director for cause, and to use all reasonable efforts to secure the election of such persons as directors. The Purchase Agreement provides that the remaining directors of the Company will include one (1) representative of the Company's management, who shall be the Company's chief executive officer and one (1) outside representative appointed by a majority of the Company's board of directors.

        As of May 21, 1999, under the terms of the Purchase Agreement, the Company has agreed to grant to BankAmerica Ventures, Morgan Stanley Venture Partners III, L.P., and SWIB non-voting, board observation rights.

        Pursuant to the terms of the Purchase Agreement, the Company has agreed to use its best efforts to obtain stockholder approval to amend its Certificate of Incorporation to effect a 1 for 5 reverse split of the outstanding Common Stock and to amend its Bylaws to (i) fix the number of directors at five (5) members with a provision that the number of directors may be increased to seven
(7) members with the consent of the directors who are representatives of the Series B Investors, and (ii) to require the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares entitled to vote, voting together as a single class, to (I) increase the number of shares reserved for issuance under the Company's stock plans, such that the quotient of (A) the shares outstanding issued pursuant to the Company's stock plans plus the shares available for issuance under the Company's stock plans plus additional shares proposed to be issued under the Company's stock plans; divided by (B) the total outstanding capital stock of the Company, including any outstanding convertible preferred stock, on an as converted basis, is not greater than thirty percent (30%); and (II) re-price any options granted after May 20, 1999 to purchase shares of Common Stock under the Company's stock plans, provided that the Company shall only re-price each option outstanding prior to May 20, 1999 once. It is a condition to closing of the Purchase Agreement that the Company obtain stockholder approval to increase the number of shares of Common Stock available for management and employees under the Company's 1991 Stock Option Plan by 4,000,000 shares.

        Voting Agreement. Under the terms of the Purchase Agreement, the Company has entered into a voting agreement, a form of which as filed as Exhibit 7 hereto, (the "Voting Agreement") with certain directors,




                                    10 of 17
officers, and stockholders of the Company. Under the terms of the Voting Agreement, such stockholders have agreed to vote their shares of the Company's common stock in favor of the approval of the sale of the Series B Preferred pursuant to the terms of the Purchase Agreement (the "Financing") and against
(a) any proposal made in opposition to or in competition with the completion of the sale of the sale of the Financing, (b) any liquidation or winding up of the Company and (c) any action that would make consummation of the Financing unfeasible. Such stockholders further agreed from the effective date of the Voting Agreement through the closing date of the Purchase Agreement, to not directly or indirectly solicit or encourage the acquisition of twenty percent (20% ) or more of the Company's securities by a third party other than the Series B Investors.

        The Rights Preferences and Privileges of the Series B Preferred. The Certificate of Designation filed by the Company with the Office of the Secretary of State for the State of Delaware, a form of which is filed as Exhibit 8 hereto, sets forth the rights, preferences, and privileges of the Series B Preferred, including, but not limited to the following:

        Each share of Series B Preferred will initially be convertible into 1,000 shares of Common Stock (before giving effect to the proposed reverse stock split). The conversion ratio of the Series B Preferred will be subject to adjustment for price based anti-dilution.

        The Series B Preferred will be entitled to an 11% cumulative dividend per year and will have a liquidation preference equal to the initial purchase price of $1,000 plus accrued but unpaid dividends upon the occurrence of a liquidation, a merger or the sale of all or substantially all of the Company's capital stock or assets.

        The holders of the Series B Preferred will vote on all matters presented to the Company's stockholders on an as-converted to Common Stock basis. In addition, the affirmative vote of holders of the Series B Preferred, voting as a separate class, will be required to: (i) amend or repeal any provision, or add any provision to the Company's Certificate of Incorporation or Bylaws which change the rights of the Series B Preferred; (ii) increase or decrease (other than by redemption or conversion) the total number of authorized shares of the Company's preferred stock or Common Stock; (iii) authorize or issue, or obligate itself to issue, any other security, including any other security convertible into or exercisable for any security having a preference over, or being on a parity with, the Series B Preferred with respect to voting, dividends, redemption or upon liquidation; (iv) issue any shares of Common Stock, other than (a) shares of Common Stock issuable or issued to employees, consultants or directors of the Company directly or pursuant to a stock option plan or restricted stock plan approved by the board of directors, including the representatives of the Series B Investors; (b) shares of Common Stock issuable or issued upon conversion of the Company's Series A Participating Preferred Stock or Series B Preferred or as dividends or distributions on the Series A Participating Preferred Stock or Series B Preferred; (c) shares of Common Stock issuable or issued upon exercise of warrants issued to banks, equipment lessors or other venders, where such Common Stock or warrants were approved by the board of directors, including the representatives of the Series B Investors; or (d) shares of Common Stock issuable or issued as consideration for business combinations or corporate partnering agreements approved by the board of directors, including the representatives of the Series B Investors; (v) declare or pay any dividends on its Common Stock or redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for the Company or any subsidiary pursuant to agreements under which the Company has the option to repurchase such shares at cost or at cost upon the occurrence of certain events, such as the termination of employment; (vi) sell, convey, or otherwise dispose of all or substantially all of its property or business or merge into or consolidate with any other corporation (other than a wholly-owned subsidiary corporation) or effect any transaction or series of related transactions in which more than fifty percent (50%) of the voting power of this corporation is disposed of; (vii) repurchase any series of preferred stock, or (viii) increase or decrease the size of the Company's board of directors.

        Redemption Rights. At any time after May 31, 2004, the holders of a majority of the then outstanding Series B Preferred may request that the Company redeem the outstanding Series B Preferred in whole, upon


                                    11 of 17
payment in cash in respect of each share of Series B Preferred redeemed of an amount equal to $1,000 plus accrued but unpaid dividends on such shares. In the event the Company elects not to redeem the then outstanding Series B Preferred, the cumulative dividend rate payable on the Series B Preferred shall increase six percent (6%), each year at the beginning after such date the Company elects not to redeem the Series B Preferred.

        Registration Rights. The Company and the Series B Investors have entered into that certain Registration Rights Agreement, dated May 20, 1999, and executed on May 21, 1999, filed as Exhibit 9 hereto, (the "Rights Agreement"). Under the terms of the Rights Agreement, at any time after May 31, 2000 the holders of at least forty five percent (45%) of the Series B Preferred issued pursuant to the Purchase Agreement (the "Shares") can (i) request the Company to effect a registration of the Common Stock into which the then outstanding Shares are convertible, of at least $7,500,000 (a "Requested Registration") and (ii) request the Company to effect a registration of at least $2,000,000 on Form S-3. The Series B Investors are entitled to two Requested Registrations, and one registration on Form S-3 per twelve (12) month period. In addition, in the event the Company proposed to register any of its securities for its own account or the account of any of its stockholders (other then certain registrations relating (i) solely to employee benefits plans, (ii) to a registration on Form S-4, or (iii) relating solely to a Securities and Exchange Commission Rule 145 transaction), the Series B Investors will have the right, upon a timely request and subject to a right of priority in favor of the Company, to have the common stock into which the Shares are convertible included in such registration. All expenses for the aforementioned registrations shall be paid by the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Upon the exercise of Warrants issued in connection with a Bridge Financing for an aggregate of three million dollars ($3,000,000), BankAmerica Ventures has the right to acquire and for the purposes of Rule 13d-3 promulgated under the Exchange Act may be deemed to beneficially own one hundred forty
(140) shares of Series B Preferred, which are convertible at the option of the holder into one hundred forty thousand (140,000) shares of Common Stock, or approximately 1.4% of the outstanding shares of Common Stock as of May 21, 1999.

        Upon the exercise of Warrants issued in connection with a Bridge Financing for an aggregate of three million dollars ($3,000,000), the MSDW Funds have the right to acquire and for the purposes of Rule 13d-3 promulgated under the Exchange Act may be deemed to beneficially own one hundred (100) shares of Series B Preferred, which are convertible at the option of the holder into 100,000 shares of Common Stock, or approximately 1.0% of the outstanding shares of Common Stock as of May 21, 1999.

        Upon the exercise of Warrants issued in connection with a Bridge Financing for an aggregate of three million dollars ($3,000,000), SWIB has the right to acquire and for the purposes of Rule 13d-3 promulgated under the Exchange Act may be deemed to beneficially own sixty (60) shares of Series B Preferred, which are convertible at the option of the holder into sixty thousand 60,000 shares of Common Stock, which when added to the 1,755,000 shares of Common Stock owned by SWIB prior to May 21, 1999 results in the beneficial ownership of approximately 18.0% of the outstanding shares of Common Stock as of May 21, 1999.

        BankAmerica Ventures, MSVP III, L.L.C., MSVC III, Inc., the MSDW Funds, and SWIB for the purposes of Rule 13d-5(b)(i) and Rule 13d-3 promulgated under the Exchange Act may be deemed to beneficially own an aggregate of 2,055,000 shares of Common Stock, or approximately 19.9% of the outstanding shares of Common Stock as of May 21, 1999. The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

        (b) BankAmerica Ventures has the power to direct the disposition of and vote the shares of Series B Preferred held by it. By virtue of the relationship previously reported under Item 2 of this statement, BANTSA may be deemed to have indirect beneficial ownership of the shares of Series B Preferred owned by BankAmerica Ventures. BANTSA disclaims any beneficial ownership that it may be deemed to have as a result of BankAmerica Venture's ownership of the shares of Series B Preferred.

        By virtue of the relationship previously reported under Item 2 of this statement, each of MSVC III, Inc. and MSVP III L.L.C. may be deemed to have shared voting and dispositve power with respect to the shares of Series B Preferred owned by the MSDW Funds.


                                    12 of 17

        (c) None of the persons named in Item 5 (a) above has effected any transaction in the Common Stock during the past 60 days.

        (d) As described in Item 4 of this statement, BankAmerica Ventures, the MSDW Funds, and SWIB each shall be entitled to receive dividends declared on their respective shares of Series B Preferred and proceeds from the sale of the Common Stock into which such shares are convertible. By virtue of the relationships described in Item 2 of this statement, BANTSA may be deemed to have the power to direct the receipt of dividends declared on the shares of Series B Preferred held by BankAmerica Ventures and the proceeds from the sale of the Common Stock into which such shares are convertible, and each of MSVC III, Inc. and MSVP III, L.L.C. may be deemed to have the power to direct the receipt of dividend declared on the shares of Series B Preferred held by the MSDW Funds and the proceeds from the sale of the Common Stock into which such shares are convertible.

        (e)     Not applicable.

        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        See response to Item 4.

        The following documents are attached hereto as Exhibits and are incorporated by this reference:

        (i) Cardiac Pathways Corporation Securities Purchase Agreement, dated May 20, 1999, and executed on May 21, 1999; (ii) Form of Cardiac Pathways Corporation Senior Convertible Floating Rate Bridge Note; (iii) Cardiac Pathways Corporation Security Agreement, dated May 20, 1999, and executed on May 21, 1999; (iv) Form of Cardiac Pathways Corporation Warrants for the Purchase of Shares of Preferred Stock of Cardiac Pathways Corporation; (v) Cardiac Pathways Corporation Series B Convertible Preferred Purchase Agreement, dated May 20, 1999, and executed on May 21, 1999; (vi) Form of Cardiac Pathways Corporation Voting Agreement by and between the Company and certain directors, officers and stockholders of the Company, (vii) Form of Cardiac Pathways Corporation Certificate of Designation; and (viii) Cardiac Pathways Corporation Registration Rights Agreement, dated May 20, 1999, and executed on May 21, 1999.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1:  Joint Filing Agreement

        Exhibit 2:  Cardiac Pathways Corporation Securities Purchase Agreement

        Exhibit 3: Form of Cardiac Pathways Corporation Senior Convertible Floating Rate Bridge Note

        Exhibit 4:  Cardiac Pathways Corporation Security Agreement

        Exhibit 5: Form of Cardiac Pathways Corporation Warrants for The Purchase of Shares of Preferred Stock of Cardiac Pathways Corporation

        Exhibit 6: Cardiac Pathways Corporation Series B Convertible Preferred Stock Purchase Agreement

        Exhibit 7:  Form of Cardiac Pathways Corporation Voting Agreement

        Exhibit 8:  Form of Cardiac Pathways Corporation Certificate of
                    Designation

        Exhibit 9:  Cardiac Pathways Corporation Registration Rights Agreement



                                    13 of 17

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 1999


BANKAMERICA VENTURES                                   MORGAN STANLEY VENTURE PARTNERS III, L.L.C.

By: /s/ Michael J. Murray                              By: Morgan Stanley Venture Capital III, Inc.,
   --------------------------------------------            its Institutional Managing Member
Its  Chairman of the Board
   --------------------------------------------        By: /s/ Debra Abramovitz
                                                          --------------------------------------------
                                                       Name:  Debra Abramovitz
MORGAN STANLEY VENTURE CAPITAL III, INC.               Title: Vice President

By: /s/ Debra Abramovitz                               MORGAN STANLEY VENTURE PARTNERS III, L.P.
   --------------------------------------------
Name: Debra Abramovitz                                 By: Morgan Stanley Venture Partners III,
Title: Vice President                                      Inc., its General Partner

                                                       By:  Morgan Stanley Venture Capital III,
MORGAN STANLEY VENTURE INVESTORS III, L.P.             Inc. Its Institutional Managing Member

By: Morgan Stanley Venture Partners III, L.L.C.        By: /s/ Debra Abramovitz
    its General Partner                                   --------------------------------------------
                                                       Name:  Debra Abramovitz
                                                       Title: Vice President
By: Morgan Stanley Venture Capital III, Inc.
    its Institutional Managing Member
                                                       THE MORGAN STANLEY VENTURE PARTNERS
By: /s/ Debra Abramovitz                               ENTREPRENEUR FUND, L.P.
   --------------------------------------------
Name: Debra Abramovitz                                 By: Morgan Stanley Venture Partners III, L.L.C.
Title: Vice President                                      its General Partner

                                                       By: Morgan Stanley Venture Capital III, Inc.,
                                                           its Institutional Managing Member

                                                       By: /s/Debra Abramovitz
                                                          --------------------------------------------
                                                       Name:  Debra Abramovitz
                                                       Title: Vice President




                                    14 of 17

                                   SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                              BANKAMERICA VENTURES

        The names of the Directors and the names and titles of the Executive Officers of BankAmerica Ventures are set forth below. The principal business address of each Director and officer is BankAmerica Ventures, 950 Tower Lane, Suite 700, Foster City, California 94404.

Directors
---------
Edward J. McCaffrey
James D. Murphy
Michael J. Murray
Terry E. Perucca

Philip Greer, Advisory Director

Officers
--------
Michael J. Murray                  Chairman of the Board
Terry E. Perucca,                  Vice Chairman of the Board
James D. Murphy                    President and Managing Director
Anchie Y. Kuo                      Managing Director
Jess R. Marzak                     Managing Director
M. Ann O'Brien                     Managing Director
Charles R. Conradi                 Senior Vice President and Tax Officer
David R. Smith                     Senior Vice President and Tax Officer
Gary S. Williams                   Senior Vice President and Tax Officer
James Wolfrom                      Senior Vice President and Tax Officer
William B. Franklin                Controller and Assistant Treasurer
Kate D. Mitchell                   Principal
Rory O'Driscoll                    Principal
Robert M. Obuch                    Principal
George E. Rossmann                 Principal
Erick C. Christensen               Vice President
Susan M. Lurn                      Vice President and Tax Officer
Duane L. Smith                     Vice President and Tax Officer
Edward J. McCaffrey                Treasurer and Chief Investment Officer
Edward J. Stark                    Secretary
Robert S. Fore                     Assistant Secretary
Hayley J. Hoad                     Assistant Secretary
Marlene A. Sharland                Assistant Secretary
Christine M. Sokitch               Assistant Secretary
Nina Tai                           Assistant Secretary
Rick M. Wacula,                    Assistant Secretary
J. Darrell Nolan                   Assistant Treasurer
Stephen E. Sudhoff                 Assistant Treasurer
Gerald W. Howard                   Compliance Officer
Louis C. Bock                      Associate
Mark J. Brooks                     Associate
John R. Dougery, Jr.               Associate
Renee M. Ansbro                    Assistant Controller
Michael J. Hornig                  Assistant Controller



                                    15 of 17

                                   SCHEDULE B

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                         BANK OF AMERICA NATIONAL TRUST
                             AND SAVINGS ASSOCIATION

        The names of the Directors and the names and titles of the Executive Officers of Bank of America National Trust and Savings Association are set forth below. The principal business address of each Director and officer is Bank of America National Trust and Savings Association, 555 California Street, San Francisco, California 94104.

DIRECTOR                         NAME
--------                         ----
Chairman                         Hugh L. McColl, Jr.
Director                         James H. Hance, Jr.
                                 Kenneth D. Lewis
                                 Michael John Murray
                                 F. William Vandiver,
                                 Jr.

OFFICER                          NAME
-------                          ----
Chairman of the Board            Hugh L. McColl, Jr.
Chief Executive Officer          Hugh L. McColl, Jr.
Vice Chairman                    James H. Hance, Jr.
President                        Michael John Murray
Executive Vice President         James W. Kiser
Group Executive Vice President   Raymond R. Peters
Executive Vice President         Paul J. Polking
Corporate counsel                James W. Kiser
General Counsel                  Paul J. Polking
Chief Financial Officer          James H. Hance, Jr.
General Auditor                  Joe L. Price
Secretary                        James W. Kiser
Assistant Secretary              Marlene Sharland
                                 Christine M. Sokitch
                                 Nina Tai
                                 Rick M. Wacula
Cashier                          Raymond R. Pews
Treasurer                        Raymond R. Peters
Risk Management Executive        Joe L. Price
                                 F. William Vandiver,
                                 Jr.
Managing Director                Michael John Murray
President, Consumer &            Kenneth D. Lewis
Commerical Banking
President Global Corporate &     Michael John Murray
Investment Banking



                                    16 of 17

                                   SCHEDULE C

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                    MORGAN STANLEY VENTURE CAPITAL III, INC.

        The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Venture Capital III, Inc. ("MSVC III Inc.") are set forth below. The or other officer principal occupation for each of the persons listed below is as a Managing Director or other officer of Morgan Stanley & Co. Incorporated. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley & Co. Incorporated at 1221 Avenue of the Americas, New York, New York 10020. Unless otherwise indicated, each title set forth opposite an individual's name refers to MSVC III, Inc. and each individual is a United States citizen.

NAME, BUSINESS ADDRESS                            EXECUTIVE OFFICER TITLE
----------------------                            -----------------------
*Alan Goldberg                                    Chairman
*Guy Louis deChazal                               President
Debra Eve Abramovitz                              Vice President
Kenneth Clifford                                  Chief Financial Officer
*Scott S. Halstead                                Vice President
*William James Harding                            Vice President
*Mian Fazla Husain                                Vice President
*Robert John Loarie                               Vice President
*John Ehrenkranz                                  No Title
*Dennis Sherva                                    No Title

-------------------------------------------------

*Director



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